UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		PEARSON PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		25/02/2019
6. Date on which issuer notified (DD/MM/YYYY):		27/02/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.02%	7.22%	8.24%	781,409,422
Position of previous notification (if applicable)	0.54%	7.07%	7.61%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	7,316,003	0.94%
US7050151056	684,100	0.09%

SUBTOTAL 8. A	8,000,103	1.02%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	9,885,855	1.27%
Put Option	18-Apr-2019	1,750,000	0.22%
Put Option	15-Mar-2019	1,000,000	0.13%
Put Option	15-Mar-2019	1,000,000	0.13%
SUBTOTAL 8. B 1	13,635,855	1.75%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	42,791,027	5.48%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		6.04%	6.49%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	27/02/2019

Natalie White
Deputy Company Secretary
Pearson plc

28 February 2019

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/ Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	10-Dec-2025		Cash	3,000,148	0.38%
CFD	15-Sep-2028		Cash	2,297,982	0.29%
CFD	20-Oct-2027		Cash	1,846,611	0.24%
CFD	23-Sep-2020		Cash	1,834,093	0.23%
CFD	23-Feb-2024		Cash	1,800,000	0.23%
CFD	4-Dec-2023		Cash	1,578,008	0.20%
CFD	21-Feb-2024		Cash	1,300,000	0.17%
CFD	7-Feb-2024		Cash	1,240,000	0.16%
CFD	19-Feb-2029		Cash	1,140,898	0.15%
CFD	21-Feb-2024		Cash	1,100,000	0.14%
Swap	28-Jul-2021		Cash	1,050,699	0.13%
CFD	14-Feb-2024		Cash	970,000	0.12%
CFD	12-Feb-2024		Cash	865,494	0.11%
CFD	26-Jan-2024		Cash	865,000	0.11%
CFD	26-Feb-2024		Cash	860,000	0.11%
CFD	22-Feb-2024		Cash	800,000	0.10%
Swap	28-Jul-2021		Cash	757,148	0.10%
CFD	17-Jul-2020		Cash	667,745	0.09%
CFD	29-Jan-2024		Cash	663,999	0.08%
CFD	31-Jan-2029		Cash	445,560	0.06%
CFD	6-Dec-2028		Cash	440,459	0.06%
CFD	14-Feb-2024		Cash	419,554	0.05%
CFD	12-Jul-2023		Cash	410,818	0.05%
CFD	9-Feb-2024		Cash	406,520	0.05%
CFD	16-Feb-2029		Cash	394,000	0.05%
CFD	9-Sep-2021		Cash	384,939	0.05%
CFD	20-Oct-2027		Cash	378,633	0.05%
CFD	18-Jan-2029		Cash	378,017	0.05%
CFD	20-Oct-2027		Cash	369,444	0.05%
CFD	19-Feb-2029		Cash	359,102	0.05%
CFD	15-Jul-2021		Cash	328,703	0.04%
CFD	16-Jun-2028		Cash	328,703	0.04%
Swap	30-Nov-2023		Cash	300,000	0.04%
CFD	4-Dec-2023		Cash	271,222	0.03%
CFD	19-Feb-2024		Cash	265,000	0.03%
CFD	24-Mar-2028		Cash	259,000	0.03%
Swap	3-Feb-2023		Cash	250,801	0.03%
Swap	29-Nov-2023		Cash	250,000	0.03%
CFD	22-Feb-2024		Cash	248,352	0.03%
CFD	4-Dec-2023		Cash	247,183	0.03%
CFD	19-May-2027		Cash	230,013	0.03%
Swap	29-Nov-2023		Cash	225,000	0.03%
Swap	18-Jan-2024		Cash	222,460	0.03%
CFD	27-Sep-2028		Cash	217,594	0.03%
CFD	21-Feb-2024		Cash	215,238	0.03%
CFD	23-Feb-2024		Cash	206,960	0.03%
CFD	23-Aug-2028		Cash	204,000	0.03%
Swap	28-Jul-2021		Cash	203,317	0.03%
Swap	2-Feb-2023		Cash	198,606	0.03%
CFD	22-Feb-2021		Cash	192,056	0.02%
Swap	18-Jan-2024		Cash	183,004	0.02%
Swap	21-May-2019		Cash	177,447	0.02%
Swap	17-Sep-2020		Cash	172,831	0.02%
Swap	28-Jul-2021		Cash	170,231	0.02%
CFD	21-Feb-2024		Cash	170,178	0.02%
CFD	18-Jan-2029		Cash	170,000	0.02%
CFD	31-Jan-2029		Cash	166,473	0.02%
Swap	1-Feb-2024		Cash	155,100	0.02%
CFD	18-Jan-2029		Cash	152,120	0.02%
CFD	25-Jan-2029		Cash	152,120	0.02%
CFD	16-Feb-2024		Cash	140,912	0.02%
CFD	31-Jan-2024		Cash	136,001	0.02%
CFD	17-Jan-2029		Cash	135,485	0.02%
CFD	22-Nov-2028		Cash	134,667	0.02%
Swap	28-Jul-2021		Cash	131,070	0.02%
CFD	28-Feb-2029		Cash	129,305	0.02%
CFD	2-Feb-2029		Cash	122,404	0.02%
CFD	18-Jan-2029		Cash	118,983	0.02%
Swap	3-Feb-2023		Cash	117,797	0.02%
CFD	31-Jan-2029		Cash	115,429	0.01%
CFD	25-Feb-2027		Cash	115,007	0.01%
Swap	22-Mar-2019		Cash	113,300	0.01%
CFD	19-Jan-2029		Cash	110,000	0.01%
CFD	26-Feb-2029		Cash	109,657	0.01%
CFD	4-Dec-2023		Cash	109,252	0.01%
CFD	9-Sep-2021		Cash	109,171	0.01%
CFD	15-Feb-2022		Cash	107,000	0.01%
Swap	18-Jan-2024		Cash	106,899	0.01%
Swap	18-Jan-2024		Cash	101,869	0.01%
CFD	18-Jan-2029		Cash	100,000	0.01%
CFD	12-Jun-2028		Cash	98,591	0.01%
CFD	21-Feb-2029		Cash	93,554	0.01%
Swap	2-Feb-2023		Cash	93,281	0.01%
CFD	10-Mar-2028		Cash	92,339	0.01%
Swap	29-Nov-2023		Cash	91,988	0.01%
Swap	14-Jun-2023		Cash	86,565	0.01%
CFD	8-Feb-2024		Cash	86,367	0.01%
CFD	31-Jan-2029		Cash	85,399	0.01%
Swap	12-Jul-2023		Cash	84,590	0.01%
CFD	31-Jan-2029		Cash	83,905	0.01%
CFD	21-Feb-2024		Cash	82,784	0.01%
CFD	11-Aug-2023		Cash	82,374	0.01%
CFD	26-Nov-2021		Cash	80,948	0.01%
CFD	18-Jan-2029		Cash	80,000	0.01%
CFD	26-Feb-2024		Cash	75,108	0.01%
CFD	21-Feb-2024		Cash	75,051	0.01%
CFD	18-Jan-2029		Cash	75,000	0.01%
Swap	7-Jul-2023		Cash	73,094	0.01%
CFD	17-Jul-2028		Cash	71,500	0.01%
CFD	28-Feb-2029		Cash	70,000	0.01%
Swap	3-Feb-2023		Cash	68,758	0.01%
Swap	29-Nov-2023		Cash	65,026	0.01%
CFD	28-Feb-2024		Cash	63,641	0.01%
Swap	18-Jan-2024		Cash	62,356	0.01%
CFD	26-Feb-2029		Cash	60,848	0.01%
CFD	16-Feb-2024		Cash	60,750	0.01%
CFD	9-Feb-2029		Cash	60,475	0.01%
CFD	19-Jan-2029		Cash	60,000	0.01%
Swap	18-Jan-2024		Cash	59,338	0.01%
CFD	4-Dec-2023		Cash	59,270	0.01%
CFD	5-Nov-2027		Cash	59,199	0.01%
Swap	15-Jun-2023		Cash	57,709	0.01%
Swap	5-Sep-2019		Cash	55,700	0.01%
CFD	4-Dec-2023		Cash	55,030	0.01%
Swap	2-Feb-2023		Cash	54,448	0.01%
Swap	5-Sep-2019		Cash	53,400	0.01%
CFD	21-Feb-2024		Cash	52,715	0.01%
CFD	19-Jan-2029		Cash	50,000	0.01%
CFD	1-Mar-2028		Cash	48,879	0.01%
CFD	28-Feb-2029		Cash	48,312	0.01%
CFD	18-Jan-2029		Cash	47,880	0.01%
CFD	25-Jan-2029		Cash	47,880	0.01%
CFD	2-Feb-2029		Cash	45,733	0.01%
CFD	25-Jan-2029		Cash	45,600	0.01%
Swap	1-Feb-2023		Cash	43,214	0.01%
CFD	9-Feb-2029		Cash	42,813	0.01%
CFD	17-Jul-2020		Cash	41,727	0.01%
Swap	14-Jun-2023		Cash	40,052	0.01%
Swap	12-Jul-2023		Cash	37,897	0.005%
CFD	17-Nov-2028		Cash	36,622	0.005%
CFD	28-Feb-2029		Cash	36,198	0.005%
CFD	10-Mar-2028		Cash	35,373	0.005%
CFD	21-Jul-2028		Cash	34,000	0.004%
CFD	25-Apr-2019		Cash	33,191	0.004%
CFD	2-Feb-2029		Cash	33,056	0.004%
Swap	7-Jul-2023		Cash	32,746	0.004%
CFD	14-Feb-2029		Cash	32,485	0.004%
CFD	31-Jan-2029		Cash	31,908	0.004%
CFD	31-Jan-2029		Cash	31,349	0.004%
Swap	12-Jun-2023		Cash	30,225	0.004%
CFD	17-Jul-2023		Cash	29,700	0.004%
CFD	25-Apr-2019		Cash	29,469	0.004%
CFD	21-Feb-2029		Cash	29,446	0.004%
CFD	21-Jun-2028		Cash	28,293	0.004%
CFD	14-Feb-2029		Cash	27,575	0.004%
CFD	14-Jul-2023		Cash	27,500	0.004%
CFD	1-Mar-2028		Cash	26,822	0.003%
Swap	15-Jun-2023		Cash	26,702	0.003%
CFD	28-Feb-2024		Cash	26,285	0.003%
CFD	6-Jul-2023		Cash	25,488	0.003%
CFD	21-Feb-2024		Cash	24,949	0.003%
CFD	26-Feb-2024		Cash	24,892	0.003%
CFD	18-Sep-2019		Cash	24,830	0.003%
CFD	25-Apr-2019		Cash	24,541	0.003%
Call Option	7-May-2019		Cash	24,526	0.003%
CFD	26-Nov-2021		Cash	24,179	0.003%
Swap	17-Sep-2020		Cash	23,913	0.003%
Swap	14-Jun-2023		Cash	23,383	0.003%
CFD	9-Feb-2029		Cash	22,595	0.003%
Swap	12-Jul-2023		Cash	22,173	0.003%
CFD	31-Jan-2029		Cash	22,124	0.003%
CFD	31-Jan-2029		Cash	21,737	0.003%
Swap	1-Feb-2023		Cash	20,297	0.003%
CFD	16-Feb-2024		Cash	20,250	0.003%
CFD	25-Apr-2019		Cash	19,385	0.002%
Swap	7-Jul-2023		Cash	19,160	0.002%
CFD	26-Feb-2029		Cash	19,152	0.002%
CFD	23-Nov-2028		Cash	17,711	0.002%
CFD	17-Jan-2029		Cash	17,700	0.002%
CFD	4-Dec-2023		Cash	17,325	0.002%
CFD	21-Feb-2024		Cash	17,285	0.002%
Call Option	8-May-2019		Cash	17,285	0.002%
CFD	9-Feb-2029		Cash	16,930	0.002%
Swap	28-Mar-2019		Cash	16,200	0.002%
Swap	22-May-2020		Cash	16,129	0.002%
CFD	20-Oct-2021		Cash	16,000	0.002%
CFD	9-Feb-2029		Cash	15,996	0.002%
Swap	30-Apr-2019		Cash	15,800	0.002%
Swap	4-Feb-2022		Cash	15,710	0.002%
Swap	15-Jun-2023		Cash	15,589	0.002%
CFD	11-Nov-2020		Cash	15,090	0.002%
CFD	15-Feb-2024		Cash	14,534	0.002%
Call Option	16-Apr-2019		Cash	14,359	0.002%
Swap	31-Dec-2019		Cash	14,300	0.002%
Swap	12-Jun-2023		Cash	13,985	0.002%
Swap	4-Feb-2022		Cash	13,826	0.002%
Swap	4-Feb-2022		Cash	13,507	0.002%
Swap	3-Nov-2021		Cash	12,609	0.002%
CFD	9-Feb-2029		Cash	12,562	0.002%
CFD	14-Feb-2029		Cash	12,137	0.002%
CFD	9-Feb-2029		Cash	11,984	0.002%
Swap	1-Feb-2023		Cash	11,847	0.002%
Swap	18-Mar-2020		Cash	11,600	0.001%
Swap	31-Dec-2019		Cash	10,900	0.001%
CFD	28-Oct-2020		Cash	10,812	0.001%
Swap	6-Mar-2020		Cash	10,500	0.001%
CFD	14-Feb-2029		Cash	10,303	0.001%
CFD	14-Jan-2021		Cash	9,358	0.001%
CFD	14-Jan-2021		Cash	9,153	0.001%
CFD	14-Feb-2029		Cash	9,094	0.001%
CFD	28-Feb-2024		Cash	8,715	0.001%
Swap	12-Jun-2023		Cash	8,165	0.001%
Call Option	9-Apr-2019		Cash	8,142	0.001%
CFD	14-Feb-2029		Cash	7,720	0.001%
CFD	25-Jan-2029		Cash	7,400	0.001%
CFD	7-Feb-2029		Cash	7,263	0.001%
Call Option	17-Apr-2019		Cash	7,203	0.001%
CFD	28-Feb-2029		Cash	6,913	0.001%
CFD	1-Feb-2029		Cash	6,777	0.001%
Swap	22-May-2020		Cash	6,507	0.001%
Swap	22-May-2020		Cash	6,153	0.001%
CFD	1-Feb-2029		Cash	5,100	0.001%
CFD	9-Feb-2029		Cash	5,085	0.001%
CFD	15-Dec-2027		Cash	5,000	0.001%
CFD	8-Mar-2028		Cash	5,000	0.001%
CFD	12-May-2028		Cash	5,000	0.001%
Swap	22-May-2020		Cash	4,774	0.001%
CFD	9-Feb-2029		Cash	4,694	0.001%
CFD	28-Feb-2029		Cash	4,425	0.001%
CFD	4-Feb-2022		Cash	4,300	0.001%
Swap	22-May-2020		Cash	3,941	0.001%
Swap	3-Nov-2021		Cash	3,634	0.0005%
CFD	9-Feb-2029		Cash	3,517	0.0005%
CFD	24-Feb-2021		Cash	3,082	0.0004%
Swap	22-May-2020		Cash	3,050	0.0004%
Swap	22-May-2020		Cash	2,857	0.0004%
Swap	3-Nov-2021		Cash	2,556	0.0003%
CFD	14-Feb-2024		Cash	2,500	0.0003%
Swap	4-Feb-2022		Cash	2,470	0.0003%
Call Option	7-May-2019		Cash	2,427	0.0003%
CFD	28-Oct-2020		Cash	2,350	0.0003%
CFD	28-Oct-2020		Cash	2,350	0.0003%
Swap	3-Nov-2021		Cash	2,214	0.0003%
CFD	9-Feb-2029		Cash	1,900	0.0002%
Swap	22-May-2020		Cash	1,768	0.0002%
CFD	9-Feb-2029		Cash	1,424	0.0002%
CFD	1-Mar-2021		Cash	1,370	0.0002%
Call Option	19-Mar-2019		Cash	1,227	0.0002%
Call Option	12-Mar-2019		Cash	820	0.0001%
Swap	22-May-2020		Cash	461	0.0001%
Swap	22-May-2020		Cash	419	0.0001%
Swap	22-May-2020		Cash	329	0.00004%
Swap	22-May-2020		Cash	323	0.00004%
Call Option	12-Apr-2019		Cash	306	0.00004%
Call Option	4-Apr-2019		Cash	280	0.00004%
Call Option	8-Mar-2019		Cash	256	0.00003%
Call Option	5-Mar-2019		Cash	82	0.00001%
Call Option	12-Mar-2019		Cash	80	0.00001%
Call Option	6-Mar-2019		Cash	79	0.00001%
Call Option	10-Apr-2019		Cash	78	0.00001%
Call Option	8-Apr-2019		Cash	21	0.000003%
Total Number of voting rights and percentage of voting rights				42,791,027	5.48%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 February 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary